INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

THIS INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT ("**Agreement**") is made and entered into effective as of 1st of August 2025 ("**Effective Date**"), by and between

(1)   **DIVIGAS PTE LTD** (UEN 201939414M) of 3 Coleman Street, #03-24, Peninsula Shopping Complex, Singapore 179804 , a private company limited by shares incorporated under the laws of Singapore ("**Assignor**") of the one part; and

(2)   **DIVIGAS, INC.** (Registration No. 20252811568) of 1431 E. McKinney St. Suite 130 Denton, TX 76209 a corporation constituted under the laws of Delaware ("**Assignee**") of the other part

where Assignor and Assignee may each be referred to as "Party", and collectively as "Parties".

WHEREAS

A.   Assignor is the applicant and/or proprietor of certain intellectual property rights, both registered and unregistered, including but not limited to :

      (i)   the trademarks set forth in **Schedule I** hereto, the registrations and applications for registrations thereof and the goodwill of the business connected with the use thereof and symbolized thereby ("**Assigned Trademarks**");

      (ii)   the patents set forth in **Schedule II** hereto (the "**Assigned Patents**");

      (iii)   the domain names and registrations therefor set forth in **Schedule III** hereto (the "**Assigned Domain Names**");

      (iv)   goodwill and all other intangible assets currently used exclusively in connection with the Assignor's business, including, without limitation, if and to the extent in existence, any and all trade secrets, inventions, designs, copyrights, non-registered trademarks and other intellectual property, know-how, manufacturing methods and processes (the "**Assigned Intangible Assets**")

      where Assigned Trademark, Assigned Patents, Assigned Domain Names and Assigned Intangible Assets shall be collectively referred to as "**Assigned IP**".

B.   Assignor has agreed to assign to the Assignee, and the Assignee accepts the assignment of, the Assigned IP, upon the terms and conditions hereinafter appearing.

NOW, THEREFORE, the Parties hereby agree and bind themselves to the following terms and conditions:

1.   For good and valuable consideration paid by the Assignee to the Assignor (the receipt whereof is hereby acknowledged), the Assignor hereby assigns absolutely to the Assignee free from encumbrances the Assigned IP and the full and exclusive benefit therein together with the goodwill of the business of the Assignor including the right to recover and take all such proceedings as may be necessary for the recovery of damages or other remedies in respect of all acts of infringement or passing-off, whether committed before or after the date of this Assignment TO HOLD the same unto the Assignee absolutely ("the **Assignment**").

2.   The Assignor hereby warrants and represents that it has legal and beneficial rights in the Assigned IP and that to the best of its knowledge and belief, the said Assigned IP is free of liens, claims, or encumbrances.

3.   Save as provided in Clause 2 above, Assignee acknowledges and agrees that (a) Assignor makes no representations or warranties, express or implied, as to the condition, quality, merchantability, validity, enforceability or fitness of any Assigned IP; (b) all such Assigned IP will be transferred on as "as is where is" basis; and (c) Assignee will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in it good and marketable title, free and clear of any security interest, pledge lien, charge, claim or other encumbrance of any nature whatsoever.

4.   The Parties hereby acknowledge that they have a full understanding of the Assignment and the terms of this Agreement. Both Parties agree to provide and complete any obligations under this Agreement or the Assignment. In particular, the Assignor agrees that it shall at execute all such documents and do all such acts as may reasonably be necessary or proper to secure the vesting in the Assignee of all Assigned IP assigned hereunder.

5.   If any term, covenant, condition, or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the provisions shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

6.   This Agreement shall be governed under the laws of Singapore.

7. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by the Singapore International Arbitration Centre ("**SIAC**") in accordance with the SIAC arbitration rules for the time being in force, which rules are deemed to be incorporated by reference in this clause. The arbitral tribunal shall consist of one arbitrator to be appointed by the Chairman of the SIAC. The language of the arbitration shall be English. The seat of the arbitration shall be in Singapore.

8. The failure of either Party to enforce any provision of this Agreement shall not be deemed a waiver or limitation of that Party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

9. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party's signature is as effective as signing and delivering the counterpart in person.

10. This Agreement constitutes the entire agreement between the Parties. No modification or amendment of this Agreement shall be effective unless in writing and signed by both Parties.

IN WITNESS WHEREOF this Agreement has been executed and delivered the date and year first above written.

Signed for and on behalf of
Divigas Pte. Ltd.

In the presence of :

Name :   **Ali Naderi**
Designation :   **CTO**
Date :   **20 Aug 2025**
Signed for and on behalf of
Divigas, Inc.

Name : Andre Lorenceau
Designation : CEO & Co-Founder
Date : 20th August 2025

Name :
Designation :
Date :

Name :
Designation :
Date :

SCHEDULE I
ASSIGNED TRADE MARKS
No Trade Marks to be transferred

SCHEDULE II
ASSIGNED PATENTS

https://patents.google.com/patent/WO2024184788A1/en?oq=PCT+%2fIB2024%2f052068+

WO2024184788A1

WIPO (PCT)

SCHEDULE III
ASSIGNED DOMAIN NAMES

www.divigas.com

www.divigas.co